UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

G Medical Innovations Holdings Ltd.

(Name of Issuer)

Ordinary Shares, par value $3.15 per share

(Title of Class of Securities)

G39462125
(CUSIP Number)

Yacov Geva

5 Oppenheimer St.

Rehovot, Israel 7670105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39462125	13D	Page 2 of 5 Pages

1.	Names of reporting persons Yacov Geva
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☐
(b) ☐
3.	SEC use only

4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 784,252
	8.	Shared voting power None
	9.	Sole dispositive power 784,252
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 922,953
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 64.7%(1)
14.	Type of reporting person (See Instructions) IN

(1)	Based on 1,425,462 Ordinary Shares issued and outstanding as of January 17, 2023 as disclosed in the Issuer’s proxy statement dated January 24, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 24, 2023.

CUSIP No. G39462125	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Statement relates to the ordinary shares, par value $3.15 per share (the “Ordinary Shares”), of G Medical Innovations Holdings Ltd., a Cayman Islands exempted company (the “Issuer” or the “Company”).

The principal executive offices of the Issuer are located at 5 Oppenheimer St., Rehovot, Israel 7670105.

On November 15, 2022, the Company effected a reverse split reflecting every 35 ordinary shares of par value $0.09 each be consolidated into 1 ordinary share of par value $3.15 each

Item 2. Identity and Background.

(a), (c) and (f) This statement is filed on behalf of Yacov Geva (the “Reporting Person”), an Israeli citizen and the chief executive officer and a director of the Issuer.

(b) The Reporting Person’s business address is c/o G Medical Innovations Holdings Ltd.

5 Oppenheimer St., Rehovot, Israel 7670105.

(d) and (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person previously reported his beneficial ownership in the Ordinary Shares of the Issuer on Schedule 13G pursuant to Rule 13d-1(d).

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Ordinary Shares held by him directly using his personal funds and was granted Ordinary Shares as consideration for loans made to the Company as described in Item 4.

Item 4. Purpose of Transaction

On December 29, 2022, the board of directors of the Company approved a loan agreement, dated December 21, 2022 (the “Loan Agreement”), between the Company and the Reporting Person, who serves as the Company’s Chief Executive Officer and is a major shareholder of the Issuer. Under the terms of the Loan Agreement, the total amount of the loan provided by the Reporting Person to the Company is $999,552, with an annual interest rate of 12%. The following installments have been made under the terms of the Loan Agreement and advanced to the Company: $198,582 on September 9, 2022; $85,106 on October 11, 2022; $252,596 on November 10, 2022; $175,000 on December 1, 2022 (which is attributed to waived compensation of the Reporting Person entitled to him as Chief Executive Officer of the Company); and $288,268 on December 20, 2022. In addition, (i) the Reporting Person has been granted 515,233 ordinary shares of the Company and (ii) the Reporting Person will be granted certain warrants to purchase ordinary shares of the Company on terms to be determined by the board of directors by March 10, 2023.

The Reporting Person intends to closely monitor his investments and may from time to time take advantage of opportunities presented to him. The Reporting Person may in the future also formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending upon the Reporting Person’s continuing review of his investments and various other factors, including those mentioned above, the Reporting Person may (subject to any applicable securities laws and lock-up arrangements) decide to sell all or any part of the Ordinary Shares or other securities owned by him from time to time, although he has no current plans to do so. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. G39462125	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to beneficially own 922,953 Ordinary Shares of the Issuer, which constitutes 64.7 % of the outstanding Ordinary Shares of the Issuer.

(b) The Reporting Person has sole voting and dispositive power of 784,252 Ordinary Shares of the Issuer.

(c) On October 6, 2022, the Reporting Person, provided a letter to the Company’s board of directors, as amended, in which he committed to finance the Company’s operations for the next 12 months until November 30, 2023, provided and as long as he continues to be a controlling shareholder and/or the Company cannot be financed externally from any other sources and/or until a sum of $10 million is received by the Company for its operations this year, whichever is earlier. In exchange, for providing this commitment, the Reporting Person was issued 71,428 Ordinary Shares of the Company and 71,429 warrants to purchase Ordinary Shares of the Company (on a cashless basis) at an exercise price of $0.22 per share, which was the closing price for the Company’s Ordinary Shares as of the day of giving this commitment. After giving effect to a 35-for-1 reverse split of the Company’s Ordinary Shares, which was approved by the Company’s shareholders on November 15, 2022, the exercise price of these warrants is $7.70 per share.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported above in this Item 5 and held directly by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other Arrangements.

In addition to the Loan Agreement as described in Item 4, which is incorporated by reference herein, and the financing commitment described in Item 5(c), which is incorporated by reference herein, on October 22, 2020, the Issuer’s board of directors approved the issuance of 30,158 Ordinary Shares to the Reporting Person in consideration of his service to the Company and subject to the consummation of the Issuer’s initial public offering that closed in June 2021.

On April 28, 2022, the Reporting Person signed an undertaking whereby the Reporting Person committed to finance the Company’s operations for a period of 12 months so long as he is the Company’s controlling shareholder, and/or the Company cannot be financed externally from any other sources, or until a sum of $10 million be received by the Company for its operations during 2022. In consideration therefor, the Company agreed to issue the Reporting Person 57,142 ordinary shares of the Company and an additional warrant to purchase 57,143 ordinary shares with an exercise price equal to the closing price of the Company’s ordinary shares on April 27, 2022.

CUSIP No. G39462125	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2023

By:	/s/ Yacov Geva
Yacov Geva